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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden hours per response 14.9

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

AMN Healthcare Services Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

001744101

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Eastbourne Capital Management, L.L.C.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) __X__

(b) ______

3. SEC Use Only

4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power -0-
6. Shared Voting Power 3,733,153
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 3,733,153

9. Aggregate Amount Beneficially Owned by Each Reporting Person 3,733,153

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 13.28%

12. Type of Reporting Person (See Instructions)

IA, OO

________

________

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Richard Jon Barry

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) __X__

(b) ______

3. SEC Use Only

4. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power -0-
6. Shared Voting Power 3,733,153
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 3,733,153

9. Aggregate Amount Beneficially Owned by Each Reporting Person 3,733,153

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 13.28%

12. Type of Reporting Person (See Instructions)

IN, HC

________

________

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Black Bear Offshore Master Fund, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ____

(b) __X___

3. SEC Use Only

4. Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power -0-
6. Shared Voting Power 2,453,075
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 2,453,075

9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,453,075

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 8.72%

12. Type of Reporting Person (See Instructions)

PN

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Black Bear Offshore Master Fund Limited

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ____

(b) __X___

3. SEC Use Only

4. Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power -0-
6. Shared Voting Power -0-
7. Sole Dispositive Power -0-
8. Shared Dispositive Power -0-

9. Aggregate Amount Beneficially Owned by Each Reporting Person 0

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 0%

12. Type of Reporting Person (See Instructions)

CO

Item 1.

(a) Name of Issuer

AMN Healthcare Services Inc.

(b) Address of Issuer's Principal Executive Offices

12400 High Bluff Drive, Suite 100, San Diego, CA 92130

Item 2.
    The names of the persons filing this statement are:
    Eastbourne Capital Management, L.L.C. ("Eastbourne")
    Richard Jon Barry

    Black Bear Offshore Master Fund, L.P. ("Black Bear Offshore")

    Black Bear Offshore Master Fund Limited ("Old BBO")

    (collectively, the "Filers").

    Barry and Eastbourne each disclaims beneficial ownership of the Stock (as defined below), except to the extent of its or his respective pecuniary interest therein. Barry and Eastbourne are filing this Schedule jointly as a group, but disclaim membership in a group, within the meaning of Rule 13d-5(b) ("Rule 13(d)-5(b)") under the Securities Exchange Act of 1934, as amended (the "1934 Act"), with Black Bear Offshore, Old BBO or any other person or entity. Black Bear Offshore and Old BBO are filing jointly with the other Filers, but not as a member of a group, and each disclaims membership in a group, within the meaning of Rule 13d-5(b), with the other Filers or any other person or entity. In addition, the filing of this Schedule 13G on behalf of Black Bear Offshore and Old BBO should not be construed as an admission that it is, and it disclaims that it is, the beneficial owner (as defined in Rule 13(d)-3 under the 1934 Act), of any of the Stock.

    The principal business office of Eastbourne and Mr. Barry is located at 1101 Fifth Avenue, Suite 160, San Rafael, CA 94901. The principal business office of Black Bear Offshore and Old BBO is located at c/o CITCO Fund Services (Cayman Islands) Limited Corporate Centre, West Bay Road, P.O. Box 31106-SMB, Grand Cayman, Cayman Islands.

(c) For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d) This statement relates to shares of common stock of the Issuer (the "Stock").

(e) The CUSIP number of the Issuer is: 001744101

Item 3. If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ X ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E). One of the Filers, Eastbourne, is a registered investment adviser and is filing pursuant to Rule 13d-1(b).

(f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g) [ X] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

(h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J). Eastbourne and Mr. Barry are a group filing in accordance with this section.

Item 4. Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X ].

Old BBO has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Eastbourne is a registered investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No individual client's holdings of the Stock, other than the holdings of Black Bear Offshore, are more than five percent of the outstanding Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

See Item 2(a) of this Schedule.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification.

The following certification is made by Barry and Eastbourne:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

The following certification is made by Black Bear Offshore and Old BBO:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2004
Eastbourne Capital Management, L.L.C. By: Eric M. Sippel Chief Operating Officer	Black Bear Offshore Master Fund, L.P. By: Eastbourne Capital Management, L.L.C., its general partner By: ____________________________________ Eric M. Sippel Chief Operating Officer
Richard J. Barry	Black Bear Offshore Master Fund Limited By: Eastbourne Capital Management, L.L.C., its attorney-in-fact By: ____________________________________ Eric M. Sippel Chief Operating Officer

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of AMN Healthcare Services Inc. and any other issuer. For that purpose, the undersigned hereby constitute and appoint Eastbourne Capital Management, L.L.C., a Delaware limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: February 11, 2004
Eastbourne Capital Management, L.L.C. By: Eric M. Sippel Chief Operating Officer	Black Bear Offshore Master Fund, L.P. By: Eastbourne Capital Management, L.L.C., its general partner By: ____________________________________ Eric M. Sippel Chief Operating Officer
Richard J. Barry	Black Bear Offshore Master Fund Limited By: Eastbourne Capital Management, L.L.C., its attorney-in-fact By: ____________________________________ Eric M. Sippel Chief Operating Officer